# Cowen Financial Products LLC

**Statement of Financial Condition**

**December 31, 2023**

*(SEC I.D. No. 026-00059)*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
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| 8-22522 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cowen Financial Products LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Matthew Fludgate | 646-562-1824 | Matthew.Fludgate@cowen.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

| One Manhattan West | New York | NY | 10001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 42 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Matthew Fludgate, affirm that, to the best of my knowledge and belief, the financial report pertaining to Cowen Financial Products LLC as of December 31, 2023, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Matthew Fludgate – Chief Financial Officer

CAROLINE M TRUCHAN
Notary Public - State of New York
NO. 01TR0017680
Qualified in New York County
My Commission Expires Dec 4, 2027

Notary Public

**This filing** contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

---

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Cowen Financial Products LLC**
**Contents**
**As of December 31, 2023**

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

**Report of Independent Auditors**

To the Member and Those Charged with Governance of Cowen Financial Products LLC

**Opinion**

We have audited the statement of financial condition of Cowen Financial Products LLC (the Company) as of December 31, 2023, and the related notes (the financial statement).

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statement**

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free of material misstatement, whether due to fraud or error.

**Auditor's Responsibilities for the Audit of the Financial Statement**

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.



- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

*Ernst & Young LLP*

February 29, 2024

# Cowen Financial Products LLC
## Statement of Financial Condition
## As of December 31, 2023
*(In thousands of dollars)*

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 492,046 |
| Financial instruments owned, at fair value ($1,077,815 were pledged to various parties) | | 1,119,583 |
| Securities borrowed | | 271,175 |
| Receivables: | | |
| Broker and dealers | | 125,660 |
| Customers | | 4,072 |
| Interest and dividends | | 2,692 |
| Deferred tax assets, net | | 2,849 |
| Total assets | $ | 2,018,077 |

**Liabilities and Member's Equity**

Liabilities

| | | |
|---|---|---:|
| Financial instruments sold, not yet purchased, at fair value | $ | 404,402 |
| Securities loaned | | 1,144,110 |
| Payables: | | |
| Brokers and dealers | | 21,388 |
| Customers | | 359,186 |
| Interest and dividends | | 5,571 |
| Compensation | | 1,109 |
| Related parties | | 730 |
| Accrued expenses and other liabilities | | 1,040 |
| Total liabilities | | 1,937,536 |
| Member's equity | | 80,541 |
| Total liabilities and member's equity | $ | 2,018,077 |

The accompanying notes are an integral part of this statement of financial condition.

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

## 1. Organization and Business

Cowen Financial Products LLC (the "Company"), a Delaware single member limited liability company, is a registered security-based swap dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 ("SEA"). The Company is a wholly-owned subsidiary of RCG LV Pearl, LLC (the "Parent"), which is an indirectly wholly-owned subsidiary of Cowen Inc. On March 1, 2023, Cowen Inc. and its consolidated subsidiaries, including the Company, became indirectly wholly-owned subsidiaries of The Toronto-Dominion Bank (the "Bank"), a bank chartered under the Bank Act (Canada).

The Company enters into swap derivative contracts with its customers on a principal basis. A swap derivative contract involves buying or selling the return primarily on an underlying equity security or basket of equity securities. The Company offsets market risk by purchasing or selling short the underlying equity securities of its swap positions. The Company serves institutional clients including investment managers, hedge funds, broker-dealers, and affiliates.

## 2. Significant Accounting Policies

### Basis of Presentation
The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

### Use of Estimates
The preparation of the accompanying statement of financial condition in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the fair value of securities, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

### Cash
Cash consists of cash held on deposit at BMO Harris Bank NA.

### Allowance for Credit Losses
The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 prescribes the impairment model for certain financial assets by requiring a current expected credit loss methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements, or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control. The Company applies the practical expedient based on collateral maintenance provisions in estimating the allowance for credit losses for collateralized financing agreements. There was no allowance for credit losses for the period presented.

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

**Fair Value Measurements**

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1    Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2    Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3    Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be that market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the market approach to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes its financial instruments into two categories: securities and derivative contracts. To the extent applicable, each of these categories can further be divided between those held long or sold short.

*Securities*

Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include actively traded common stock, units, preferred stocks, and exchange traded funds ("ETFs").

Certain positions for which trading activity may not be readily visible, are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets, valuations may be adjusted to reflect illiquidity.

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

Level 3 securities consist of financial instruments where market data is not readily available or observable.

Financial instruments owned, and Financial instruments sold, not yet purchased are recorded on a trade date basis at fair value.

Financial instruments sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the statement of financial condition.

### *Derivative Contracts*

Derivative contracts are privately negotiated over-the-counter ("OTC"). The Company's direct involvement with derivative financial instruments primarily consists of equity swaps. The Company utilizes foreign exchange swap contracts to reduce its exposure to fluctuations in foreign exchange rates. These instruments are recorded at fair value based on available market data and are classified within level 2 of the fair value hierarchy. OTC derivatives with significant inputs that cannot be corroborated by readily available or observable market data are classified as level 3.

### Offsetting of derivative financial instruments

To reduce credit exposures on derivatives, the Company may enter into master netting agreements with counterparties that permit the Company the right, in the event of a default by a counterparty, to offset the counterparty's rights and obligations under the agreement and to liquidate and offset any collateral against any net amount owed by the counterparty. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the statement of financial condition when a legal right of offset exists under an enforceable netting agreement. Additionally, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements in the statement of financial condition, provided a legal right of offset exists. Refer to Note 3, "Fair Value Measurements, Securities Borrowed and Securities Loaned" for additional information about offsetting of derivative financial instruments.

### Receivables from and Payables to Brokers and Dealers

Receivables from and payables to brokers and dealers primarily include amounts related to unsettled trades and amounts receivable for cash deposited at Cowen and Company LLC ("Cowen and Company"), an affiliate, as its role of custodian for the Company.

Receivables and payables arising from unsettled trades are reported on a net basis.

### Receivables from and Payables to Customers

Receivables from customers include amounts owed by customers on cash and margin on unsettled derivative transactions, net of related customer payables and margin paid.

Payables to customers primarily consists of amounts owed to customers for cash and margin on unsettled derivative transactions, net of related customer receivables and margin received.

Receivables from and Payables to Customers are recorded on a settlement date basis on the statement of financial condition.

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

**Securities Borrowed and Securities Loaned**

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. All securities are borrowed from and loaned to affiliates. Securities borrowed transactions require the Company to deposit cash as collateral with the lender. With respect to securities loaned, the Company receives cash as collateral from the borrower. The initial collateral advanced or received approximates or is greater than the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary.

Refer to Note 3, "Fair Value Measurements, Securities Borrowed and Securities Loaned" and Note 9, "Guarantees and Off-Balance Sheet Arrangements", for additional information and disclosures.

**Reserves for Contingencies**

The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserve nor disclosure is required for losses that are deemed remote. At December 31, 2023, the Company did not have a reserve for contingencies. Refer to Note 4, "Commitments and Contingencies" for additional information and disclosures.

**Stock-Based Compensation**

Upon merger with the Bank on March 1, 2023, the Company ceased grants of new awards under Cowen Inc.'s Equity Incentive Plans (the "legacy plans"). Each legacy restricted stock unit ("RSU") due to employees, including performance-based RSUs, was converted to the right to receive cash if vested as of March 1, 2023. If unvested, such units were converted to RSUs that track the price of common shares of the Bank on the New York Stock Exchange. Pursuant to the merger agreement, all legacy RSUs due to directors, either vested or unvested, were converted to the right to receive cash.

Under the Bank's stock-based compensation plans, the Company issues RSUs equivalent to the Bank's common shares to certain employees. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. The plan is managed, and the share price hedged, by the Bank.

On the statement of financial condition, unsettled portions of the RSU awards are reported in Payables to related parties.

**Income Taxes**

The Company was a single member limited liability company that was disregarded for income tax purposes. Prior to March 1, 2023, the Company was included in the consolidated federal and state tax returns filed by Cowen Inc.. After the acquisition on March 1, 2023, the Company was included in the consolidated federal and state tax returns filed by Toronto Dominion Holdings (U.S.A.), Inc. ("US Parent"). Cowen Inc. and the US Parent elected not to allocate the consolidated amount of current and deferred tax expenses to its disregarded subsidiaries, including the Company.

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

During 2023, the Company filed the check-the-box election to be treated as a corporation for U.S. tax purposes, effective August 1, 2023.  As a result of the election, the Company recorded the recognition of deferred tax assets on the Company's statement of financial condition.

The Company has a tax sharing agreement with the US Parent. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by the Company to the extent utilized in the US Parent's consolidated tax return.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Refer to Note 6, "Income Taxes" for additional information and disclosures.

**Foreign Currency Transactions**
The U.S. dollar is the Company's functional and reporting currency. Assets and liabilities denominated in non-U.S. currencies are translated into U.S. dollar based on current rates, which are spot rates prevailing on the date of the statement of financial condition.

**Compensation Payable**
Compensation payable includes accruals for estimated discretionary cash bonuses. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance.

**Accrued Expenses and Other Liabilities**
Accrued expenses and other liabilities primarily consist of accrued expenses including accounts payable and other miscellaneous liabilities.

**Recent Pronouncements**
There are no recently issued or recently adopted pronouncements that are expected to have an impact to the Company's statement of financial condition.

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

### 3. Fair Value Measurements, Securities Borrowed and Securities Loaned

The Bank has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is applicable, reasonable and consistently applied. Where a pricing model is used to determine fair value, these control processes include reviews of the methodology and inputs for both reasonableness and applicability. Consistent with best practices, recently executed comparable transactions and other observable market data are used for the purposes of validating both the model and the assumptions used to calculate fair value. Independent of trading and valuation functions, Cowen Inc.'s valuation committee in conjunction with its price verification team, plays an important role in determining that financial instruments are appropriately valued and that fair value measurements are both reasonable and reliable. This is particularly important where prices or valuations that require inputs are less observable. The valuation committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the valuation committee and the internal audit group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company regularly reviews a profit and loss report, as well as other periodic reports, and analyzes material changes from period to period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The following tables present the assets and liabilities that are measured at fair value on a recurring basis on the accompanying statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2023:

| | Assets at Fair Value | | | | |
| --- | --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Netting | Total |
| **Financial instruments owned** | | | | | |
| Common stock, units, preferred stocks, and ETFs | $ 1,117,343 | $ — | $ — | $ — | $ 1,117,343 |
| Derivative contracts: | | | | | |
| Equity swaps | — | 48,718 | — | (46,495) | 2,223 |
| Foreign exchange swaps | — | 17 | — | — | 17 |
| Total derivative contracts | — | 48,735 | — | (46,495) | 2,240 |
| **Total financial instruments owned** | $ 1,117,343 | $ 48,735 | $ — | $ (46,495) | $ 1,119,583 |

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

| | Liabilities at Fair Value | | | | |
| | Level 1 | Level 2 | Level 3 | Netting | Total |
|---|---|---|---|---|---|
| **Financial instruments sold, not yet purchased** | | | | | |
| Common stock, units, preferred stocks, and ETFs | $ 366,552 | $ — | $ — | $ — | $ 366,552 |
| Derivative contracts: | | | | | |
| Equity swaps | — | 214,384 | — | (176,534) | 37,850 |
| Total derivative contracts | — | 214,384 | — | (176,534) | 37,850 |
| **Total financial instruments sold, not yet purchased** | $ 366,552 | $ 214,384 | $ — | $ (176,534) | $ 404,402 |

The fair market value for level 3 securities may be highly sensitive to the use of industry-standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weight may be applied to industry standard models representing standard valuation metrics such as: discounted cash flows, market multiples, comparative transactions, capital rates, recovery rates and timing, and bid levels. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants are not readily observable and subject to interpretation. The interrelationship between unobservable inputs may vary significantly amongst level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement. The Company does not have any level 3 instruments or transfers between levels as of December 31, 2023.

**Derivative contracts, at fair value**
The Company predominantly enters into derivative transactions to satisfy client needs and to manage its own exposure to market and credit risks resulting from its trading activities. The Company's direct exposure to derivative financial instruments include equity swaps and foreign exchange swaps. The Company's derivatives trading activities exposes the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk, foreign currency movements and changes in the liquidity of markets.

The following table presents the gross and net derivative positions and the related offsetting amount as of December 31, 2023.

| | Derivative Assets | | Derivative Liabilities | |
| | Notional Value | Fair value | Notional Value | Fair value |
|---|---|---|---|---|
| Equity swaps | $ 466,196 | $ 48,718 | $ 1,246,002 | $ 214,384 |
| Foreign exchange swaps | 5,981 | 17 | — | — |
| Netting (a) | | (46,495) | | (176,534) |
| | | $ 2,240 | | $ 37,850 |

(a) Derivatives are reported on a net basis, by counterparty, when a legal right of offset exists under an enforceable netting agreement as well as net of cash collateral received or posted under enforceable credit support agreements. See Note 2 for further information on offsetting of derivative financial instruments.

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

The following tables present the gross and net derivative positions and the related offsetting amount, as of December 31, 2023. This table does not include the impact of over-collateralization.

| | Gross amounts recognized | Gross amounts offset on the Statement of Financial Condition (a) | Net amounts included on the Statement of Financial Condition | Financial instruments not offset (b) | Net amounts |
|---|---|---|---|---|---|
| Derivative assets, at fair value | $ 48,735 | $ 46,495 | $ 2,240 | $ 179 | $ 2,061 |
| Derivative liabilities, at fair value | 214,384 | 176,534 | 37,850 | — | 37,850 |

(a)  Derivatives are reported on a net basis, by counterparty, when a legal right of offset exists under an enforceable netting agreement as well as net of cash collateral received or posted under enforceable credit support agreements. See Note 2 for further information on offsetting of derivative financial instruments.

(b)  Includes amounts subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred, but where certain other criteria are not met with respect to offsetting accounting guidance.

Pursuant to the various derivatives transactions discussed above, the Company is required to post/receive collateral. These amounts are recognized in receivable from customers and payable to customers, respectively.

**Other financial assets and liabilities**

The following table presents the carrying values and fair values of financial assets and liabilities and information on their classification within the fair value hierarchy which are not measured at fair value on a recurring basis as of December 31, 2023.

| | Carrying Amount | Fair Value | Fair Value Hierarchy |
|---|---|---|---|
| **Financial Assets** | | | |
| Cash | $ 492,046 | $ 492,046 | Level 1 |
| Securities borrowed | 271,175 | 271,175 | Level 2 |
| Receivables: | | | |
| Brokers and dealers | 125,660 | 125,660 | Level 2 |
| Customers | 4,072 | 4,072 | Level 2 |
| Interest and dividends | 2,692 | 2,692 | Level 2 |
| **Financial Liabilities** | | | |
| Securities loaned | 1,144,110 | 1,144,110 | Level 2 |
| Payables: | | | |
| Brokers and dealers | 21,388 | 21,388 | Level 2 |
| Customers | 359,186 | 359,186 | Level 2 |
| Interest and dividends | 5,571 | 5,571 | Level 2 |
| Compensation | 1,109 | 1,109 | Level 2 |
| Related parties | 730 | 730 | Level 2 |
| Accrued expenses and other liabilities | 1,040 | 1,040 | Level 2 |

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

### Securities lending and borrowing transactions

The following table presents the contractual gross and net securities borrowing and lending agreements and the related offsetting amount as of December 31, 2023:

| | Gross amounts recognized | Gross amounts offset on the Statement of Financial Condition | Net amounts included on the Statement of Financial Condition | Amounts not offset (a) | Net amounts |
|---|---|---|---|---|---|
| Securities borrowed | $ 271,175 | $ — | $ 271,175 | $ 269,698 | $ 1,477 |
| Securities loaned (b) | 1,144,110 | — | 1,144,110 | 1,126,946 | 17,164 |

(a) Includes amounts subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred, but where certain other criteria are not met with respect to offsetting accounting guidance.
(b) The Securities loaned as of December 31, 2023 are comprised of common stock and are all open and overnight.

### 4. Commitments and Contingencies

**Commitments**

The Company has entered into agreement with certain information technology provider including Markit. As of December 31, 2023, the Company's annual minimum guaranteed payments under the agreement are as follows:

| | |
|---|---|
| 2024 | $ 735 |
| 2025 | — |
| 2026 | — |
| 2027 | — |
| 2028 | — |
| Thereafter | — |
| | $ 735 |

**Contingencies**

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (the "Company and Related Parties") can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

matter. For many legal and regulatory matters, the Company is unable to estimate a range of reasonably possible loss.

## 5. Regulatory Requirements

As a registered securities-based swap-dealer not using models, the Company is subject to Net Capital Rule 18a-1 ("SEA Rule 18a-1"). The Company computes its net capital under the standard method permitted by SEA Rule 18a-1. The Company is required to maintain net capital, as defined in (a)(2) of SEA Rule 18a-1 that is equal to the greater of $20,000 or 2% of the Company's risk margin amount. The risk margin amount is defined as the sum of the total initial margin amount calculated by the Company with respect to all its non-cleared securities-based swaps under SEA Rule 18a-1. At December 31, 2023, the Company's net capital was $52,533, which exceeded minimum requirements under SEA Rule 18a-1 by $32,533. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 18a-1.

The Company maintains certain assets in proprietary accounts ("PAB Accounts") held at Cowen and Company, its affiliate clearing broker, which are considered allowable assets for net capital purposes, pursuant to the agreement between the two companies, which requires, among other things, that Cowen and Company perform computations for PAB Accounts and segregate certain balances on behalf of the Company, if applicable.

### Customer Segregation

The Company must also comply with the security-based swap customer segregation requirements SEA under 18a-4 which requires a computation of reserve requirements for security-based swap customers and maintenance of a deposit of cash or qualified securities into a special reserve bank account for the exclusive benefit of security-based swap customers. The Company claims exemption under paragraph (f) of the Rule with regard to its security-based swap customers on the basis that it has provided sufficient notice to its swap customers of their respective rights to require segregation of funds or other property used to secure uncleared security based swaps pursuant to section 3E(f)(1)(A)-(B) of the Act (15 U.S.C. 78c-5(f)(1)(A)). Any margin collateral received and held by the Company with respect to uncleared security-based swaps will not be subject to a segregation requirement. The notice outlines how a claim of those swap customers for the collateral would be treated in a bankruptcy or other formal liquidation proceeding of the security-based swap dealer.

## 6. Income Taxes

Pursuant to the tax sharing agreement, the Company does not receive any tax benefit for losses until they are utilized on a consolidated basis. The Company records any tax liability or benefit as payable or receivable, respectively, which is settled in cash with the US Parent.

Deferred tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future.

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

The components of the Company's deferred tax assets and liabilities as of December 31, 2023 are as follows:

| | | |
|---|---|---:|
| **Deferred tax assets, net** | | |
| Net operating loss | $ | 2,690 |
| Deferred Compensation | | 275 |
| Other | | 21 |
| Total deferred tax assets | | 2,986 |
| Valuation allowance | | — |
| Deferred tax assets, net of valuation allowance | | 2,986 |
| **Deferred tax liabilities** | | |
| Other | | (137) |
| Total deferred tax liabilities | | (137) |
| Deferred tax assets, net | $ | 2,849 |

During 2023, the Company made the check-the-box election to be treated as a corporation for U.S. tax purpose, effective August 1, 2023. As a result of the election, the Company recorded the recognition of deferred tax assets on the Company's statement of financial condition.

The deferred tax benefit of $2,849 recorded in 2023 predominately represents the recognition of deferred tax assets due to the change in tax status, offset by the net operating losses.

The Company considers the taxable income of the consolidated tax group of which the Company is a member of, while evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not the results of future operations, taking into account the impact of the US Parent's projected future earnings and tax planning strategies, will generate sufficient taxable income to realize its net deferred tax assets. Accordingly, the Company recorded no valuation allowance against its deferred tax assets as of December 31, 2023.

As of December 31, 2023, the Company had net operating loss carryforwards for U.S. tax purposes of $10,864.

Cowen Inc. and US Parent are subject to examination by the Internal Revenue Service and state and local tax authorities where the Company has significant operations for tax years 2018 through 2023. The Company does not have any uncertain tax positions as of December 31, 2023. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

## 7. Stock-Based Compensation

Certain employees of the Company participate in the Bank's RSU plan. As of December 31, 2023, the outstanding number of awards granted was 2,937 shares. The associated liability is recorded in Payables to related parties on the statement of financial condition and settled in the ordinary course of business (refer to Note 8, "Related Party Transactions", for additional information and disclosures). Under the legacy plans, amounts vested stock settled. Under the Bank's RSU plan, vested awards track the price of the Bank's common shares and settle in cash.

## 8. Related Party Transactions

In the normal course of business, the Company enters into transactions with related parties.

Payables to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Company and its affiliates, and per the agreement is settled net with Cowen Services Company, LLC ("CSC"), an affiliate. These amounts settle in the ordinary course of business.

Balances with related parties included in the statement of financial condition are as follows:

| Assets | December 31, 2023 |
|---|---|
| Financial instruments owned, at fair value | $ 17 |
| Securities borrowed | 271,175 |
| Receivables: | |
| Interest and dividends | 2,283 |
| | |
| **Liabilities** | |
| Financial instruments sold, not yet purchased, at fair value | $ 17 |
| Securities loaned | 1,144,110 |
| Payables: | |
| Brokers and dealers | 21,388 |
| Customers | 157 |
| Interest and dividends | 4,866 |
| Related parties | 730 |

**Securities Financing Transactions**

The Company engages in securities financing transactions with affiliates Cowen and Company and ATM Execution LLC ("ATM").

**Clearing and Custody**

The Company receives clearing services from and has margin and collateral maintained at Cowen and Company which are included in payable to brokers and dealers on the statement of financial condition. The Company additionally receives custody services from Cowen and Company.

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

**Support Arrangements**

The Company previously entered into a service level agreement with CSC, in which the employment of certain of the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company reimburses CSC, recording the related amounts payable to CSC in Payables to related parties on the statement of financial condition. CSC also agreed to provide certain administrative and other support services to the Company.

### 9. Guarantees and Off-Balance Sheet Arrangements

**Customer Activities and Credit Risk**

In swap derivative transactions, the Company exchanges margin with clients as required by various regulatory and internal guidelines. This margin may be posted as cash and/or securities. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. The Company's maximum exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

Refer to Note 3, "Fair Value Measurements, Securities Borrowed and Securities Loaned", for further information and disclosures.

**Market Risk**

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market price may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of financial instruments owned and sold, but not yet purchased. Market risk is inherent in financial instruments and risks arise in warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Financial instruments sold, not yet purchased, at fair value represent obligations of the Company to deliver specified securities at a contracted price and thereby create a liability to purchase the securities at prevailing future market prices. The Company trades in equity securities as an active participant in OTC markets. The Company typically maintains securities in inventory to facilitate its market making activities and customer order flow. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to manage its exposures. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters, particularly when it commits its own capital to facilitate client trading. Activities include price verification procedures, position reconciliations and reviews of transaction booking.

**Cowen Financial Products LLC**
**Notes to Statement of Financial Condition**
**As of December 31, 2023**
*(In thousands of dollars, except where noted)*

The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

### Guarantees

The Company does not have any material off-balance sheet arrangements as of December 31, 2023. However, through indemnification provisions in its clearing agreement with Cowen and Company, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse Cowen and Company, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Additionally, the Parent will guarantee solvency or contribute capital to the Company as necessary.

### Operational Risk

Operational risk refers to the risk of loss resulting from the Company's operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in its operating systems business disruptions and inadequacies or breaches in its internal control processes. The Company's operational risk framework includes governance, collection of operational risk incidents, proactive operational risk management, and periodic review and analysis of business metrics to identify and recommend controls and process-related enhancements.

### Off-Balance Sheet Arrangements

The Company loans securities temporarily to Cowen and Company in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company manages this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary. The Company borrows securities temporarily from ATM in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices.

### 10. Subsequent Events

The Company has evaluated events through February 29, 2024 and has determined that there were no subsequent events requiring adjustment or disclosure to the statement of financial condition.